Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

In connection with the proposed merger transaction by Suzano Pepel e Celulose S.A., Fibria Celulose S.A. filed the below response letter to the COMISSÃO DE VALORES MOBILIÁRIOS in Brazil.

São Paulo, July 31, 2018.

To

SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

Rua Sete de Setembro, No. 111, 33rd floor

Rio de Janeiro - RJ

Attn: Mr. Guilherme Rocha Lopes - Monitoring Management of Companies 2

RE: Request for clarification on news in the press

Dear Sirs:

FIBRIA CELULOSE SA, a publicly-held company headquartered in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, Tower B, 3rd and 4th (part) floors, Vila Olímpia, Zip Code 04551-010, enrolled in National Register of Legal Entities of the Ministry of Finance - CNPJ under No. 60.643.228/0001-21, filed with the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company “A” under code No. 12793 (“Company” or “Fibria”) and in this act represented by its Chief Financial Officer and Investors Relations Officer, hereby respectfully provide the clarifications required by the CVM’s Monitoring Management of Companies 2, pursuant to Official Letter 233/2018/CVM/SEP/GEA-2, dated July 30, 2018 (“Official Letter”) and received by the Company on the same date.

For a better understanding of the consultation formulated and the clarifications provided by the Company, the objection in the Official Letter is transcribed below:

“We refer to the news published in Valor Econômico newspaper on July 30, 2018, entitled “Fibria offers an incentive to owners of CRA securities”, which includes the following information:

Fibria offers premium to CRA title holders

Stella Fontes

The holders of Agribusiness Receivables Certificates (CRA) issued by Fibria that give the endorsement to the operation with Suzano Papel e Celulose will receive a premium of 0.4% of the value initially invested, the Valor Econômico informed. According to market sources, the company is calling these investors to meetings that will deliberate on the transaction and proposes the additional income for those who accept the corporate reorganization resulting from the purchase by Suzano.

Fibria has debt of R$ 4.9 billion in CRA, considering only the principal, issued in nine series, seven of them with the securitization Ecoagro and two with RB Capital. The maturity of these commitments can be anticipated with the change of control of the company, which will occur with its acquisition by Suzano. This is Fibria’s only debt that has an early maturity clause triggered by a change of control.

At the meetings, scheduled for August 16, starting at 10 am, investors will decide whether or not to authorize the change of control of Fibria. Suzano announced in March the acquisition of the company, but the closing of the operation is expected to occur only at the end of this year or beginning of 2019. Companies are waiting for the endorsement of antitrust agencies in Brazil and in other countries.

On Thursday, Suzano and Fibria reported that their respective boards of directors approved the terms of the corporate reorganization that will allow the combination of the operations and shareholding bases of the two companies.

The councils approved the “merger protocol” between Suzano, Fibria and Eucalipto Holding SA, constituted as part of the structure of the transaction. The holding company will be used for incorporation of the shareholders of Fibria and will subsequently be merged into Suzano. This holding company will receive a capital contribution of approximately R$ 29 billion from Suzano, related to the portion of the payment to shareholders in cash.

The consummation of the deal still depends on the approval of antitrust authorities in Brazil and abroad and will be taken to the approval of shareholders of both companies at Extraordinary General Shareholders’ Meetings to be convened in the coming months.”. (our griffins)

2. In this regard, we request your manifestation about the veracity of the statements published in the news, especially on the highlighted passages, and, if so, please inform the reasons decided not to treat this subject as Material Fact, pursuant of CVM Instruction 358/02.

3. Such manifestation shall include a copy of this Official Letter and be sent to the IPE System, category “Notice to the Market”, type “Clarifications on CVM / B3 Inquiries”. Compliance with this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of responsibility for the timely non-disclosure of a Material Fact, pursuant to CVM Instruction 358/02.

4. We emphasize that, under the terms of art. 3 of CVM Instruction 358/02, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to negotiate any relevant act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5. We also recall the obligation set forth in the sole paragraph of article 4 of CVM Instruction 358/02, to inquire of the Company’s management and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the purpose of ascertaining if they are aware of information that should be disclosed to the market in order to determine if they would have knowledge of information that should be disclosed to the market.

6. At the request of the Superintendence of Corporate Relations (SEP), we warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of article 9, Law 6.385/1976, and article 7 c/c the article 9 of CVM Instruction 452/2007, to determine the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for not attending this Official Letter, until the day of July 31, 2018. “

In this regard, Fibria informs that, as expressly mentioned in the Material Fact disclosed on July 26,2018, “the Company’s management is taking the necessary steps to obtain prior approvals that, in accordance with the financial instruments and the issuance of debts signed by it, are made necessary to the counterparties for the execution of the Transaction without causing the anticipated maturity of the respective debts”. Among such measures is the call of the general meetings of holders of Agribusiness Receivables Certificates backed by securities issued by the Company (“CRAs”), which will be held on August 16, 2018 to deliberate, among other matters, on the waiver of rights to declare accelerated the CRAs due to the corporate reorganization involving the Company and Suzano Papel e Celulose SA (“Suzano”), object of the Material Facts disclosed on March 16, 2011 and July 26, 2011 (“Corporate Reorganization”).

The Company further clarifies that the result of the general meetings of holders of CRAs is not a condition for the implementation of the Corporate Reorganization, nor may it lead to changes in the terms and conditions already disclosed to the market. Moreover, payment of premium to CRAs holders who agree to the waiver of the right to accelerate the securities, should it ever materializes, will not involve a material financial value for Fibria and it will be executed on the closing date of the Corporate Reorganization.

Finally, the Company reaffirms its commitment to comply faithfully with its obligation to disclose information to its shareholders, investors and the market in general in accordance with current regulations and its policy of disclosure of material act and fact.

As we have for the moment, we renew our vows of high esteem and appreciation, and remain available if any further clarification is deemed necessary.

Regards,

Guilherme Perboyre Cavalcanti

Chief Financial Officer and Investors Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.